                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of  July, 2000
                                         -------------


                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)


                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                 ----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F     X             Form 40-F
                           -------                      -------


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                 Yes                         No     X
                       -------                   -------


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:  PRESS RELEASE.

AMVESCAP PLC
494040
IMMEDIATE RELEASE  28 JULY 2000
PLEASE CONFIRM RELEASE
MICHAEL PERMAN TEL: 020 7454 3942



                                  AMVESCAP PLC

                                 PRESS RELEASE


              AMVESCAP AND TRIMARK ANNOUNCE FINAL TERMS FOR MERGER

LONDON, JULY 28, 2000 - AMVESCAP PLC ("AMVESCAP" - LSE:AVZ) and Trimark Financial Corporation ("Trimark" - TSE:TMF) announce today the final financial terms for the arrangement providing for the merger of Trimark and AMVESCAP.


AGGREGATE CONSIDERATION

AMVESCAP will exchange aggregate consideration valued at almost (pound sterling)
1.2 billion (CDN$2.7 billion) at current market prices for approximately 98.4 million Trimark common shares or Trimark options that have been conditionally exercised. Assuming the merger is completed, as expected, on August 1, 2000, Trimark shareholders will receive aggregate consideration of approximately (pound sterling) 332 million (CDN$ 738 million) in cash, (pound sterling )576 million (CDN$ 1,280 million) in principal amount of 6% equity subordinated debentures, and 26.4 million AMVESCAP ordinary shares or shares exchangeable for ordinary shares. In addition AMVESCAP will issue approximately 3.1 million replacement options to Trimark optionholders who did not conditionally exercise their options.


Elections

Under the arrangement Trimark shareholders and optionholders were provided with the opportunity to make an election as to the form of consideration that they wished to receive subject to proration adjustments.

Depending on the election made by the shareholder, Trimark shareholders and optionholders will exchange their Trimark common shares or options conditionally exercised for the following (subject to adjustments for fractional shares and debentures):

AMVESCAP Ordinary Share Elections - Trimark shareholders electing to receive AMVESCAP ordinary shares will receive approximately 1.05082 AMVESCAP ordinary shares and CDN$1.57406 in cash for each Trimark common share.

AMVESCAP Exchangeable Share and Default Elections - Trimark shareholders electing to receive AMVESCAP exchangeable shares and Trimark shareholders who did not make an election will receive approximately 1.05082 AMVESCAP exchangeable shares and CDN$1.57406 in cash for each Trimark common share.

AMVESCAP Debenture Elections - Trimark shareholders electing to receive AMVESCAP debentures will receive approximately 0.02555 debentures, 0.05656 AMVESCAP exchangeable shares and CDN$0.08472 in cash for each Trimark common share.

Cash Elections - Trimark shareholders electing to receive CDN$27.00 in cash will receive the full amount in cash for each Trimark common share.

Combination Elections - Trimark shareholders elections for a combination of AMVESCAP ordinary shares, exchangeable shares and debentures will receive consideration for each component as described above proportionate to the amount so elected.

No fractional shares or debentures will be issued, but a cash amount will be paid in lieu of such fractional interest.

                                     -Ends-




28TH JULY 2000.

                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                 AMVESCAP PLC
                                        ------------------------------
                                                 (Registrant)

Date  28 JULY, 2000                  By  /s/ MICHAEL S. PERMAN
      -------------                      -----------------------------
                                                 (Signature)

                                             Michael S. Perman
                                             Company Secretary